

October 26, 2012

JoAnn M. Strasser
Thompson Hine LLP
41 South High Street, 17th Floor
Columbus, OH 43215

Re: Advisors Preferred Trust (the "Trust")
        File Numbers: 333-184169; 811- 22756

Dear Ms. Strasser:

        We have reviewed the registration statement on Form N-1A for the Trust, filed on September 28, 2012. The registration statement offers the OnTrack Core Alternative Fund (the "Fund"). Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Fees and Expenses of the Fund (Page 1)

1. Since the Fund is a new fund, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Principal Investment Strategies (Pages 1 – 2)

2. The second sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that "[t]he sub-advisor will use a flexible investment approach that emphasizes capital preservation, but allows the portfolio managers to adopt a less conservative posture and to increase emphasis on capital appreciation when they believe the additional risk is warranted by favorable market conditions." Please explain to us how this emphasis on capital preservation is consistent with the Fund's investment objective, which is described as "Total return while keeping the Fund's volatility and downside risk below that of major equity market indices" (emphasis added).

3. The Fund's name is the OnTrack Core Alternative Fund. Please explain to us why, consistent with rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"), the

Fund does not have a policy to invest 80% of its net assets plus any borrowings for investment purposes in "alternative" investments. Please also explain to us what it is about the Fund's investments and strategies that would make this a "core" fund.

4. The third sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that "[t]he sub-adviser seeks to achieve the Fund's investment objective by investing long-or-short primarily in stocks, bonds and commodities using the sub-adviser's technical and risk control strategies." We note that the Fund intends to qualify as a regulated investment company under Subchapter M of the Code (see page 56 of the Statement of Additional Information ("SAI")). Please explain to us how the Fund will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected the tax treatment under Section 851 of the Internal Revenue Code. This ruling provided that the income and gains from commodity-related derivatives are not qualifying income under Subchapter M of the Internal Revenue Code. As a result, the Fund's ability to invest directly in commodities and commodity-linked derivatives as part of its investment strategy is limited by the requirement that it receive no more than 10 percent of its gross income from such investments. Subsequent published guidance provided that the IRS will issue private letter rulings ("PLRs") to RICs that will permit them to invest in commodities and various commodity-based derivatives by means of a controlled foreign corporation ("Subsidiary"). See Rev. Rul. 2006-31 and Priv. Ltr. Rul. 200647017. Please clarify in this section whether the Fund has applied for and/or received a private letter ruling. Please also disclose in this section the means that the Fund will seek to ensure that the requirements applicable to regulated investment companies are satisfied, including whether the Fund will investment in commodities through a Subsidiary.

5. If the Fund will invest in commodities through a Subsidiary, please disclose the percentage of the Fund's assets that may be invested in the Subsidiary. In addition:

    a. Please confirm to us that the Subsidiary will enter into an investment advisory agreement with the Fund's investment adviser pursuant to the requirements of Section 15(a) of the 1940 Act.

    b. Please confirm to us that the Subsidiary's board of directors will be signatories to the Fund's registration statement.

    c. Please confirm to us that the Subsidiary's financial statements will be consolidated with the Fund's.

    d. Please confirm to us that the Fund and the Subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm to us that the consolidated entity will comply with the provisions of: Section 8 of the 1940 Act relating to investment policies; Section 17 relating to affiliated transactions and custody; Section 18 relating to capital structure and leverage; and the sections relating to pricing and accounting.

e. Please confirm to us that the Subsidiary will have an eligible custodian under Section 17(f) of the 1940 Act.

f. Please confirm to us that the Subsidiary's expenses will be included in the Fund's fee table as a separate line item.

g. Please confirm to us that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and will agree to inspection of the Subsidiary's books and records by the staff.

h. Please disclose whether the Fund has any intention to sell or transfer the shares of any such Subsidiary.

6. The fifth sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that the sub-adviser executes stock and bond investments primarily through, among other things, ETFs and mutual funds. Please disclose in this section whether there are any limits on the Fund's investments in such entities.

7. The sixth sentence of the first paragraph under "Principal Investment Strategies" on page 2 states that "[t]he Fund limits its investment in privately placed pooled vehicles that are commonly known as hedge funds to no more than 10% of Fund assets." Please confirm to us that this 10% limitation applies to the Fund's investments in all companies that would be investment companies under the 1940 Act but for the provisions of Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also confirm to us and disclose in the appropriate section that all hedge fund investments will be considered illiquid for purposes of the Fund's policy to invest no more than 15% of its assets in illiquid securities (see page 20 of the SAI).

8. The first sentence of the second paragraph under "Principal Investment Strategies" on page 2 states that "[t]he Fund invests without restriction as to issuer or counterparty country or capitalization and without restriction as to bond credit quality, maturity, issuer type or structure." Please disclose in this section that this means that the Fund may be investing to a significant degree in below investment grade bonds, which are commonly referred to as "junk" bonds, and in emerging markets.

9. The sixth sentence of the second paragraph under "Principal Investment Strategies" on page 2 states that "[w]hen the sub-adviser believes market conditions are appropriate, the Fund may borrow money from banks to make additional portfolio investments." Please disclose in this section whether the Fund will wait until it is fully invested prior to borrowing money.

10. The first sentence of the fourth paragraph under "Principal Investment Strategies" on page 2 states that "[t]he sub-adviser's technical strategy is based on a form of technical analysis known as 'chart analysis' that attempts to invest in up-trending assets that are expected to produce above average risk-adjusted returns" (emphasis added). The second sentence states

that "[t]he sub-adviser also uses this technique to take short positions in <u>down-trending</u> <u>assets</u>" (emphasis added). Please explain in this section what is meant by up-trending and down-trending assets.

Principal Investment Risks (Pages 3 – 4)

11. The last sentence of the first paragraph under "Principal Investment Risks" on page 3 states that "[t]he following risks apply directly and indirectly through mutual funds, ETFs and pooled vehicles." Please add the phrase "to the Fund" after the word "apply" and add the phrase "the Fund's investment in" after the word "through."

12. Please include in this section a summary of the risks of investing in equity securities.

13. In the paragraph under "Derivatives Risk" on page 3, please include a summary of the risks of investing in futures.

14. The last sentence of under "Foreign Investment Risk" on page 3 states that foreign investment risks "are more pronounced in emerging market countries." If the Fund expects to invest a significant amount in emerging markets, please add a separate risk for emerging market securities.

15. The second sentence under "Leverage Risk" on page 3 states that "[d]erivatives also magnify gains and losses because they require only a small investment relative to their notional amount." Please delete the statement that derivatives may magnify gains as it is not a risk of the Fund. The benefits of derivatives are discussed elsewhere in the prospectus.

16. The prospectus includes a discussion of "Mortgage-Backed Securities Risk" on page 4. If the Fund will be investing in mortgage-backed securities as a principal investment strategy, please disclose this fact under "Principal Investment Strategies" on pages 1 to 2.

17. In the paragraph entitled "Mutual Fund, ETF Risk and Pooled Vehicle Risk" on page 4, please disclose that investors in the pooled vehicles will not have the protections of the 1940 Act and please briefly describe those protections.

18. If the Fund will invest in a Subsidiary please disclose any relevant risks of such investment.

Performance (Pages 4 – 6)

19. The fourth sentence of the first paragraph under "Performance" on page 4 states that "[t]he Fund has been managed in the same style and by the sub-adviser since the predecessor limited partnership commenced operations on October 20, 2000." Please also disclose in this section whether the Fund has been managed by the same investment adviser. If the Fund has not been managed by the same investment adviser for the relevant period, please explain to

us how inclusion of predecessor performance in this section is consistent with the
requirements of MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

20. The fifth sentence of the first paragraph under "Performance" on page 4 states that "[t]he
Fund's investment goals, policies, guidelines and restrictions are, in all material respects,
substantially similar to the predecessor limited partnership's investment goals, policies,
guidelines and restrictions." Please explain to us reasons why the goals, policies, guidelines
and restrictions were different (other than the reasons disclosed concerning compliance with
the 1940 Act).

21. The second to last sentence of the first paragraph under "Performance" on page 4 states that
"[t]he bar chart shows how the performance for the predecessor limited partnership varied
from year-to-year." Please also disclose in this section that showing changes in performance
from year to year provides some indication of risk. See Item 4(b)(2)(i) of Form N-1A.

22. The first sentence of the first paragraph after the bar chart on page 5 states that "[t]he
following table shows the average annual returns for the Fund's predecessor limited
partnership over various periods ended December 31, 2011." Please clarify whether the
returns are shown before or after expenses.

23. The third to last sentence of the first paragraph after the bar chart on page 5 states that the
Fund "was an unregistered limited partnership, did not qualify as a regulated investment
company for federal income tax purposes and it did not pay dividends and distributions."
The next sentence states that "[a]s a result of the different tax treatment, we are unable to
show the after-tax returns for the predecessor limited partnership." Please explain to us in
more detail why the Fund cannot show after-tax returns.

24. The last sentence of the first paragraph after the bar chart on page 5 states that "[t]he index
information is intended to permit you to compare the predecessor limited partnership's
performance to a broad measure of market performance." Please also disclose that this is
intended to provide an indication of risk.

Sub-Adviser Portfolio Managers (Pages 6)

25. The paragraph under "Sub-Adviser Portfolio Managers" on page 6 states that the portfolio
managers "have served the Fund as its portfolio managers since it commenced operations as
a mutual fund in 2012." Please tell us whether the portfolio managers also managed the
predecessor limited partnership.

Additional Information About Principal Investment Strategies and Related Risks (Pages 6 – 11)

26. The first sentence of the first paragraph under "Technical and Risk Control Strategies" on
page 6 states that "[w]hile the sub-adviser primarily relies on the use of chart analysis in an
attempt to invest in up-trending assets that are producing above average risk-adjusted returns,

it is also an advocate of modifying selection techniques as market conditions change."
Please delete this sentence or revise it to state that the sub-adviser may modify its selection
techniques in the future if market conditions change.

27. The third to last sentence of the first paragraph under "Technical and Risk Control
    Strategies" states that "[r]isk control will be achieved through <u>diversification</u>, active trading
    and close monitoring of market and economic conditions" (emphasis added). Since the Fund
    is not diversified under the 1940 Act, please revise this sentence to use a term other than
    "diversification."

28. The first part of the first sentence under "Leverage Risk" on page 9 states that "[b]orrowing
    magnifies the potential for gain or loss of the Fund." Please delete the part of the sentence
    stating that borrowing magnifies the potential for gain as it is not a risk of the Fund.

29. The last sentence of the paragraph under "Turnover Risk" on page 10 states that "[t]he Fund's
    portfolio turnover rate is expected to be above 100% annually." Please also disclose this fact
    in the paragraph entitled "Turnover Risk" in the "Principal Investment Risks" section on
    page 4.

30. The first sentence of the paragraph under "Temporary Investments" on page 11 states that
    "[t]o respond to adverse market, economic, political or other conditions, the Fund may invest
    100% of its total assets, without limitation, in high-quality short-term debt securities, money
    market instruments and cash." Please disclose in this section that this may prevent the Fund
    from achieving its investment objective.

Management (Pages 12 – 13)

31. In the first paragraph under "Investment Adviser" on page 12 and the first paragraph under
    "Sub-Adviser" on page 12 please disclose the length of time that the relevant entity has been
    in business as an investment adviser. <u>See</u> Item 10(a)(1)(i) of Form N-1A ("Describe the
    investment adviser's experience as an investment adviser").

32. The last paragraph prior to "Sub-Adviser Portfolio Managers" on page 12 states that "[a]
    discussion regarding the basis for the Board of Trustees' approval of the advisory agreement
    and sub-advisory agreement will be available in the Fund's first annual or semi-annual
    shareholder report." Please also disclose the period that will be covered by the report. <u>See</u>
    Item 10(a)(1)(iii) of Form N-1A.

33. The last sentence of the first paragraph under "Sub-Adviser and Portfolio Managers" on page
    13 states that "Price Capital Management currently manages four hedge funds in addition to
    the OnTrack Core Alternative Fund using a similar investment strategy." Please clarify that
    the OnTrack Core Alternative Fund is not a hedge fund. Please also include a risk factor in
    the Principal Investment Risks section that discusses the conflicts of interest that arise from
    the sub-advisors management of these other similar funds. The risk factor should specifically

mention that the sub-adviser has an incentive to allocate investments to the hedge funds that have performance fees.

How Shares are Priced (Pages 13 – 14)

34. At the beginning of the first paragraph under "How Shares are Priced" on page 13, please state that the price of Fund shares is based on net asset value. <u>See</u> Item 11(a)(1) of Form N-1A.

How to Redeem Shares (Pages 16 – 19)

35. The second sentence of the paragraph after "Redemptions in Kind" on page 18 states that "[t]he Fund may also use redemption in kind for certain Fund shares held by Reflow." Please clarify whether these in kind redemptions are subject to the $250,000 and 1% limits that are applicable to other shareholders. If they are not, please explain to us how this option in consistent with the requirements of ReFlow Fund, LLC (pub. avail. July 15, 2002). In addition, please explain us to how the Fund will select which securities to distribute in kind to ReFlow. Also explain to us, and disclose where appropriate, whether the Fund faces a conflict of interest in determining which securities to distribute in kind. Please also globally change "Reflow" to "ReFlow" (consistent with the way the term is defined on page 11 of the prospectus). Finally, please confirm to us that the Board has determined that participating in the program with ReFlow is in the best interests of the Fund and its shareholders?

<u>**STATEMENT OF ADDITIONAL INFORMATION**</u>

Additional Information About the Fund's Investments and Risks (Pages 4 – 39)

36. The third sentence of the third paragraph under "Emerging Markets" on page 8 refers to an "Underlying Fund." We note that this is not a defined term. Please define the term "Underlying Fund" in this section or in another appropriate section of the SAI.

37. The last full sentence on page 9 in the second paragraph under "Exchange Traded Funds" refers to the Lehman Brothers U.S. Aggregate Index and the Lehman 1-3 Year Treasury Bond Index. Please update these references. Please also confirm to us that the remainder of the section is also up to date.

38. The second sentence of the second paragraph under "Futures Contracts" on page 11 states that "[t]his means that the Fund's primary purpose in entering into futures contracts is to protect the Fund from fluctuations in the value of securities or interest rates without actually buying or selling the underlying debt or equity security. " This statement is inconsistent with the third paragraph under "Principal Investment Strategies" on page 2 of the prospectus which states that "[t]he Fund may use leverage achieved through the use of swaps and futures, as well as bank borrowings, and other instruments to leverage the returns of the Funds' portfolio to take advantage of market opportunities." Please revise the disclosure to be more consistent.

39. The first sentence of the paragraph under "Regulation as a Commodity Pool Operator" on page 18 states that "[t]he Trust, on behalf of the Fund, [has filed] with the National Futures Association, a notice claiming an exclusion from the definition of the term 'commodity pool operator' under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Fund's operations." On February 9, 2012, the Commodity Futures Trading Commission (the "CFTC") adopted amendments to its rules that may affect the ability of the adviser and sub-adviser to claim an exclusion from registration as a "commodity pool operator" under the Commodity Exchange Act. Will the adviser or sub-adviser be required to register as a commodity pool operator with the CFTC as a result of this rule? If yes, please disclose that fact in this section. If no, please explain to us why not.

40. The last sentence of the third paragraph under "Illiquid and Restricted Securities" on page 20 refers to the National Association of Securities Dealers, Inc. Please update this reference appropriately.

41. In the paragraph under "Portfolio Turnover" on page 37, please specifically state that the Fund expects its turnover to be over 100%.

42. The second sentence of Investment Restriction 2 on page 38 states that the Fund's prohibition on issuing senior securities "is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff." Since the 1940 Act does not permit open-end investment companies to issue senior securities (other than bank borrowings, which are dealt with in Investment Restriction 1), please clarify in this section what is meant by this sentence. 15 U.S.C. 80a-18(f)(1).

Management of the Fund (Pages 40 – 42)

43. The last paragraph before "Compensation" on page 42 states that "[t]he Trust does not have a nominating committee, but the Audit Committee will perform nominating committee functions, when and if needed." Please disclose in this section whether in fulfilling nominating committee functions the Audit Committee will consider nominees recommended by security holders, and if so, describe the procedures to be followed by security holders in submitting recommendations. Cf. Item 17(b)(2)(iv) of Form N-1A.

44. The paragraph under "Trustee Ownership" on page 42 states that "[a]s of [____], 2012, none of the Trustees owned shares of the Fund because it had not yet commenced operations." Please also disclose in this section the dollar range of equity securities in all registered investment companies overseen by the director in the family of investment companies. See Item 17(b)(4)(ii) of Form N-1A.

Code of Ethics (Page 43)

45. The last sentence of the paragraph under "Code of Ethics" on page 43 states that "[t]he personnel of the Trust, Adviser and the Sub-Adviser are subject to the Code of Ethics when investing in securities that may be purchased, sold or held by the Fund." Please clarify in this section whether personnel subject to the code may invest in securities, including securities that may be purchased or held by the Fund. Item 17(e) of Form N-1A.

Control Persons and Principal Holders of Securities (Page 43)

46. Please disclose in this section the address of each control person and 5% shareholder. Please also disclose in this section the percentage ownership held by such persons (or, in the case of control persons, any other basis of control). If there are control persons, please explain the effect of that control on the voting rights of other security holders. See Item 18(a) and (b) of Form N-1A.

Investment Advisory and Other Services (Pages 43 – 49)

47. The second sentence of the first paragraph under "Investment Adviser" on page 43 states that "Ceros Holding AG, which owned by Copiaholding AG." If true, please insert the phrase "is wholly" immediately after the word "which" in this part of the sentence. Alternatively, please revise the sentence to indicate how much of Ceros Holdings AG is owned by Copiaholding AG.

48. The last sentence of the third paragraph under "Investment Adviser" on page 44 states that "[t]he Management Agreement was approved by the Board of the Trust, including by a majority of the Independent Trustees, at a meeting held on [___], 2012." Please also disclose in this section whether the initial agreement was approved by the Fund's shareholders as required by Section 15 of the 1940 Act.

49. In the section entitled "Sub-Adviser" beginning on page 44, please disclose whether the sub-advisory agreement was approved by the Fund's Board, including a majority of the Independent Trustees, and whether the initial agreement was approved by the Fund's shareholders as required by Section 15 of the 1940 Act.

50. The fourth paragraph under "Sub-Adviser" on page 45 begins a discussion about the portfolio managers of the Fund. Please disclose in this section the range of equity securities, if any, in the Fund beneficially owned by the portfolio managers as of the most recent practicable date. See Item 20(c) of Form N-1A.

Purchase, Redemption and Pricing of Shares (Pages 53 – 54)

51. The last sentence of the fourth paragraph under "Calculation of Share Price" on page 53 states that "[i]nformation that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price

of the security or the NAV determined earlier that day." Please describe in this section the circumstances under which information learned after NAV has been calculated would be used to retroactively adjust the price of the security.

52. The last sentence of the fifth paragraph under "Calculation of Shares Price" on page 54 states that "[f]air valuation may also be used by the Board if extraordinary events occur after the close of the relevant market but prior to the NYSE Close." Please also describe in this section any other instances in which fair value will be use (e.g., thinly traded security, etc.).

Tax Status (Pages 56 – 62)

53. The paragraphs under "Original Issue Discount and Pay-In-Kind Securities" on pages 61-62 indicate that the Fund invests in original issue discount and pay-in-kind securities. If the Fund will invest in such securities, please disclose that fact in the appropriate section of the prospectus or SAI, and also disclose the risks created by investing in these securities.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel